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                                                             February 28, 2001


VIA FAX ONLY NO. 1-202-942-9585

Thomas A. Jones,, Senior Attorney
Mail Stop 3-6
U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, DC   20549

                         Re: SWISSRAY International, Inc. ("SRMI" )
                             SEC File No. 333-59829
                             Post Effective Amendment No. 2

Dear Mr. Jones:

         In accordance with Rule 477 under the General Rules and Regulations under the Securities Act of 1933, the undersigned acting in his capacity as counsel for the above referenced Issuer, herewith requests withdrawal of Post Effective Amendment No. 2 to the above Registration Statement heretofore filed on January 16, 2001 due to the fact that same should not have been filed as well as for the fact that checkmarking of the box so as to indicate that same was filed pursuant to Rule 462(c) under the Securities Act was inadvertent and incorrect.

         As regards the statement above that Post Effective Amendment No. 2 should not have been filed, SRMI wishes to point out that the original "purpose" for filing such amendment was to keep the Registration Statement "current" for use by those "Selling Shareholders", if any, who did not participate in the Exchange Agreement (the "Agreement") which resulted in 13 Selling Shareholders assigning all of their rights to a single new entity, Hillcrest Avenue LLC ("Hillcrest"), with Hillcrest having registration rights. Such Post Effective Amendment was not necessary for those non-participating Selling Shareholders in that they had already received a "current" Prospectus, i.e., that declared effective August 14, 2000. As relates to the audited financial statements included in such Registration Statement, the audit was for fiscal year ended June 30, 1999 and, accordingly, Rule 427 under the General Rules and Regulations would appear to apply in that such financial information remains "current" for the later of 16 months from the date of audit (which would extend to October 30, 2000) or 9 months from the effective date, to wit: May 13, 2001.

         Additionally, such Post Effective Amendment No. 2 was not necessary for Hillcrest in that a new Form S-1 Registration Statement so as to register those shares issued to Hillcrest in accordance with the aforesaid Agreement was filed with the SEC on or about February 20, 2001 on Form S-1.



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Thomas A. Jones,, Senior Attorney
U.S. Securities & Exchange Commission
February 28, 2001
Page -2-



         Based upon the above we are of the opinion that withdrawal of the above referenced Post Effective Amendment No. 2 is consistent with the public interest and the protection of investors.

                                                     Sincerely,


                                                 /s/ Gary B. Wolff
                                                     Gary B. Wolff
GBW:th